Mailander Law Office, Inc.

________________________________________

LOUIS BANK OF COMMERCE, 835 5TH AVENUE, SUITES 312-313 ¦ SAN DIEGO, CA 92101

Telephone: (619) 239-9034 | Facsimile: (619) 330-2900

Internet: tad@mloilaw.com

31 January 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ethan Horowitz, Branch Chief

 Mr. Robert Carroll

 Ms. Shannon Buskirk

Re:

Mustang Geothermal Corp.

Form 10-K for Fiscal Year Ended March 31, 2010

Filed July 14, 2010;

Form10-Q/A for Fiscal Quarter Ended December 31, 2010

Filed July 11, 2011;

File No. 0-50191.

Dear Mr. Horowitz, Mr. Carroll and Ms. Buskirk:

Mustang Geothermal Corp. will be filing two amended reports with the Commission this week. Those filings are: Form 10-Q/A (3) for the quarter ending December 31, 2010; and Form 10-K/A for the year ended March 31, 2011.

Changes to the Form 10-Q/A (3) for the Quarter Ending December 31, 2010.

The discussion on Internal Controls and Procedures will be amended as follows and as indicated in red:

Disclosure Controls and Procedures

Management of the Company is responsible for maintaining disclosure controls and procedures over financial reporting that are designed to ensure that financial information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the timeframes specified in the Securities and Exchange Commission’s rules and forms, consistent with Items 307 and 308 of Regulation S-K.

In addition, the disclosure controls and procedures must ensure that such financial information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial and other required disclosures.

At the end of the period covered by this report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) was carried out under the supervision and with the participation of our Principal Executive Officer, Mr. Richard Bachman and other persons carrying out similar functions for the Company. Based on the evaluation of the Company’s disclosure controls and procedures, the Company concluded that during the period covered by this report, such disclosure controls and procedures were not effective to detect the inappropriate application of US GAAP standards.

The Company continues to employ and refine a structure in which critical accounting policies, issues and estimates are identified, and together with other complex areas, are subject to multiple reviews by accounting personnel. The Company notes that after the period covered by this Form 10-Q for the period ending December 31, 2010, it appointed Mr. Kevin J. Pikero as Chief Financial Officer and Principal Accounting Officer. Mr. Pikero is a licensed Certified Public Accountant with 33 years of accounting experience and provides accounting oversight and compliance for the Company. In addition, the Company changed its independent auditing firm and retained an independent financial consultant under an agreement for the next three months with expertise in accounting and accounting reporting compliance for public companies, who will independently evaluate and assess internal controls and procedures regarding the Company’s financial reporting, utilizing standards incorporating applicable portions of the Public Company Accounting Oversight Board’s 2009 Guidance for Smaller Public Companies in Auditing Internal Controls Over Financial Reporting as necessary and on an ongoing basis.

The Company will continually enhance and test its year-end financial close process. Additionally, the Company’s management, under the control of Mr. Richard Bachman and other persons carrying out similar functions for the Company, will increase its review of its disclosure controls and procedures on an ongoing basis. Finally, the Company plans to designate individuals responsible for identifying reportable developments and the process for resolving compliance issues related to them. The Company believes these actions will focus necessary attention and resources in its internal accounting functions.

Changes to the Form 10-K for the Year Ended March 31, 2011.

The discussion concerning Internal Controls and Procedures will be amended as follows and as indicated in red:

Disclosure Controls and Procedures

Management of the Company is responsible for maintaining disclosure controls and procedures over financial reporting that are designed to ensure that financial information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the timeframes specified in the Securities and Exchange Commission’s rules and forms, consistent with Items 307 and 308 of Regulation S-K.

In addition, the disclosure controls and procedures must ensure that such financial information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial and other required disclosures.

At the end of the period covered by this report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) was carried out under the supervision of our Principal Executive Officer, Mr. Richard Bachman, and other persons carrying out similar review functions for the Company. Based on the evaluation of the Company’s disclosure controls and procedures, the Company concluded that its disclosure controls and procedures were not effective to provide reasonable assurances confirming that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is accumulated and communicated, recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Specifically, we reviewed and tested our internal communications protocols with an emphasis on examining how the financial data subject to our reporting obligations is accumulated and communicated amongst our management, including our Principal Executive Officer and other persons carrying on similar review functions for the Company, our inside accounting personnel, our independent auditor and our legal counsel.

Our testing included meeting and conferring with our independent auditor, our inside accounting personnel and legal counsel to identify the work flow of how information is generated, processed and distributed amongst all parties and to management for inclusion into our filings with the SEC.  The Company examined how information was generated; how the information was communicated amongst management and the Company’s inside accounting personnel; how the information was then communicated to its independent auditor; and finally how the information was confirmed to management and legal counsel prior to reporting with the Commission.

Our testing showed that our telephonic communications amongst management, our inside accounting personnel and independent auditor, was often not made part of follow up written confirmations amongst all concerned Company counterparts in order to identify, accumulate and effectively communicate financial information for inclusion into our SEC filings. In this manner, our financial information was not effectively accumulated and communicated to our management to allow for timely informed decisions to be made for disclosure.  Further, this led to an inability to identify and prompt for our review financial data that was not systematically confirmed to allow timely decisions concerning required disclosures.

We determined after a further review of our disclosure controls and procedures, and the above noted deficiencies, that the identified deficiencies were “material weaknesses.”

To address these material weaknesses, the Company established a communications work flow between management and its inside accounting personnel including establishing date specific deadlines in which management communicates in writing with its inside accounting personnel relevant facts and documents necessary for generating internal accounting recordkeeping that is accurate and necessary for timely reporting to the Commission. Additionally, the Company established communication requirements such that once the Company’s internal accounting recordkeeping is finalized, it is communicated in writing amongst management, inside accounting personnel and the Company’s independent auditor. Further, any and all communications related to the processed internal accounting recordkeeping conveyed to our independent auditor, must be followed up in a confirmed writing to all concerned, including management, our inside accountant and our independent auditor. The Company believes that this work flow will address the above noted material weaknesses because it will insure that all relevant parties, including management, our inside accounting personnel and our independent auditor, will have confirmed in writing that the information accumulated and communicated is accurate in order to timely report same consistent with the Company’s reporting obligations to the Commission.

Concurrently, the Company continues to employ and refine a structure in which critical accounting policies, issues and estimates are identified, and together with other complex areas, are subject to multiple reviews by accounting personnel. The Company notes that it appointed, on or about April 8, 2011, Mr. Kevin J. Pikero as Chief Financial Officer and Principal Accounting Officer. Mr. Pikero is a licensed Certified Public Accountant with 33 years of accounting experience and provides accounting oversight and compliance for the Company. In addition, the Company changed its independent auditing firm and retained an independent financial consultant who independently evaluated and assessed our internal controls and procedures regarding financial reporting, utilizing standards incorporating applicable portions of the Public Company Accounting Oversight Board’s 2009 Guidance for Smaller Public Companies in Auditing Internal Controls Over Financial Reporting, and advised the Company about accounting and accounting reporting compliance for public companies.

The Company will continually enhance and test its quarterly and year-end financial close procedures. Additionally, the Company’s management, under the control of its Chief Financial Officer, will increase its review of its disclosure controls and procedures on an on-going basis. Finally, the Company plans to designate, in conjunction with its Chief Financial Officer, individuals responsible for identifying reportable developments and the process for resolving compliance issues related to them. The Company believes these actions will focus necessary attention and resources in its internal accounting functions.

Management’s Interim Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over its financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; (iii) provide reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and (iv) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect every misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions may occur or the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. This assessment is based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting as of March 31, 2011 was not effective.

Changes to the Form 10-K for the Year Ended March 31, 2011 Concerning the Waiver from Filing a Reissued Audit Report & Consent.

On December 6, 2011, the Company applied for a waiver from filing in its Form 10-K for the year ended March 31, 2011, an audit opinion and consent from the Company’s former auditor, Jewett, Schwartz, Wolfe & Associates (hereafter “JSW”), who audited the Company’s March 31, 2010 financial statements, but who has since gone out of business. On December 13, 2011, the Commission, through Ms. Louise Dorsey, granted the Company a waiver conditioned upon the Company filing an amended Form 10-K that:

1.

Included a copy of JSW’s prior report for the year ended March 31, 2010;

2.

Placing a legend on the face of the JSW report that it is a copy of a previously issued report and that JSW has ceased doing business and has not issued the report;

3.

A disclosure that there are limitations on recovery by investors due to the lack of a reissued audit report on the prior financial statements.

Additionally, the Company’s present auditor will issue a an amended audit report that will provide in the first paragraph: (a) that the financial statements of the prior period were audited by another auditor; (b) the date of the other auditor’s report; (c) the type of report issued by the other auditor; and (d) if the report was other than a standard report.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

By: Tad Mailander [Cal. Bar # 153570]

cc: Mr. Rick Bachman, Mustang Geothermal Corp.

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